Carmmunity

OUR TEAM



DANIEL BALTO

CHIEF EXECUTIVE OFFICER



MAX BAILEY

CHIEF CREATIVE OFFICER



COLTON FUSSY

CHIEF TECHNOLOGY OFFICER



AARON WILLIAMS

CHIEF MARKETING OFFICER

We're a few friends, solving a problem that we're incredibly passionate about.

WHAT IS CARMMUNITY?

Social

Utility

Game

Combined

THE INSPIRATION


Sanjay Raval in Bloomington, Minnesota.
28 mins
Spotted the Carmmunity EVO on 494E 😍👌 yohb?


Adam Cha
February 6, 2018
Looking for recommendations. Seeking custom upholstery shops in the cities. Thanks in advance. PFA
CARLEX DESIGN

1960-2010: Answers relies predominantly on verbal communication
2010-2020: Answers relies predominantly on social media

MARKET SIZE AND DEMOGRAPHICS


Age Breakdown
4%
3%
10%
11%
14%
37%
21%
<17
18-24
25-34
35-44
45-54
55-64
65+


Worldwide
United States
Midwest
Estimated enthusiasts:
20,000 in Minnesota
100,000
2,000,000
20,000,000

*Data based on publicly available from the Facebook and information collected from the Minnesota Car Enthusiast Club (MNCEC) automotive events. Sample size N = 14,000

OUR SOLUTION



Max Bailey
Add Friend
Message
GARAGE
REWARDS
EVENTS
FRIENDS
2014 Mitsubishi Lancer Evolution GSR
Friends
Search
ALL FRIENDS
FRIEND REQUESTS 4
Daniel S. Balto
2014 Mitsubishi Lancer Evolution MR
Colton Fussy
1996 Honda Insight
Max Bailey
2021 McLaren 720S
Xena Bean
1999 Toyota Supra TRD
TJ Hunt
Tanner Fox
Cleetus McFarlane
2015 Chevy Corvette Stingray
Donald Trump
Carmmunity
Monster Energy
Sponsored
14,271 likes
Monster Energy Lorem ipsum dolor sit amet, consectetur adipiscing elit. Duis euismod magna quis libero tempor, eu congue magna feugiat. Vivamus ultricies tristique lorem.
View Comments
Carmmunity
What's Nearby
Close
Minnesota Mitsubishi Weekly Culvers Meetup
4.7 miles away
Events
Search
ALL EVENTS
MEETS
SHOWS
TRACK
SEMA Show 2020
Date: 11/3/20 - 11/6/20
Hosted by: SEMA
7.5
MILES
Businesses
Search
ALL BUSINESSES
PERFORMANCE
REPAIR
SEMA
3150 Paradise Road, Las Vega...
Extreme Turbo Systems
12613 NE 95th Street, Vancou...
Budget Auto Repair
558 Old Hwy 8 NW, New Brigh...
Honda Powersports
1959 Los Angeles, California, ...
Modern Automotive Per...
9800 Hemingway Ave S, Cotta...
Extreme Turbo Systems
Contact Us
Website
INFORMATION
REVIEWS
DISCOUNTS
Address
12613 NE 95th St, Vancouver, WA 98682
Get Directions
Services
Turbo Part Manufacturing
Custom Turbo Systems
Speciality
Mitsubishi Lancer Evolution X
Mitsubishi Lancer Evolution 8-9
Subaru WRX
Subaru WRX STi

In early 2020 we realized that our UI needed a refresh in order to ensure we'll be the market leader during our launch. We went back to the drawing board and created a fresh, original, more user-friendly interface that will distinguish us, and leave our users wanting more.

ROLLOUT & MARKETING PLAN

Stage 1) 2016 Alpha Testers and closer friends gets us to 1000

Stage 2) At 1000 downloads, MNCEC makes an announcement

Stage 3) At 5000 downloads, leverage Carmmunity's following

Stage 4) Use targeted marketing through social media

Stage 5) Promotion from influencers/marketing partners

Stage 6) Global rollout once we have the means to do it

REVENUE MODELS


SPECIALTY EQUIPMENT RETAIL SALES $ BILLIONS
Source: 2018 SEMA US Market Data
$50.00
$25.00
$0.00
$37.18
$39.09
$41.16
$42.92
$44.59
$45.87
2014
2015
2016
2017
2018
2019*
*FORECAST

Revenue Streams
1) In-app Ads
2) Business subscriptions
3) Premium User subscriptions
4) In-app Event registration
5) Marketplace fees

Improves MAU Rate/Revenue
1) Gamification
2) Clubs/group functionality
3) How to/DIY/Forums
4) Performance modes

COMPETITOR COMPARISON

App	Garage Profile	Friends List	Live Map	Business Pages	Find Users with GPS	News Feed	Events	Months on Market	Android Downloads	Monthly Active Users	Current Valuation
	✦	✦	✦	✦	✦	✦	✦	0	N/A	N/A	$1,500,000
D TRB		✦				✦		31	100,000+	100,000+	$12,000,000
	✦	✦		✦		✦		17	10,000+	10,000+	$6,200,000
RS	✦	✦	✦		✦	✦	✦	12	50,000+	10,000+	Unavailable
mc	✦	✦	✦			✦	✦	26	50,000+	10,000+	Unavailable
	✦	✦	✦		✦	✦	✦	10	10,000+	6,500	Unavailable
CarMeets	✦	✦	✦			✦	✦	10	10,000+	4,300	Unavailable

COMPETITOR GROWTH


180000
160000
140000
120000
100000
80000
60000
40000
20000
0
ANDROID DOWNLOADS
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
MONTHS AFTER LAUNCH
Drivetribe
Motorcrush
Wheelwell
RoadStr
Car Meets
Carmmunity
Octane

EXIT STRATEGY

Should it ever come to it, based on the data we collect about what our users drive, what events they attend, and where they buy parts from we believe the company could be sold to Facebook as an extension, Microsoft as a real life Forza, or SEMA as a data harvesting platform. Ultimately depends if they value the data or our users/gamification more.

SEED ROUND SPENDING


What it will be spent on
35%
15%
25%
25%
Back End Development
Mobile Development
Marketing
Front End Development

SEED OFFERING

Current seed round investments (MNVEST)

$0.15 per share

$1000 minimum investment

1,000,000 shares of 10,000,000 total shares available

THE FUTURE

MACHINE LEARNING

We can extract meaning from images, text, video, and audio through our machine learning models.

1. Understand and classify the content of images with machine learning.
2. Analyze the text content in the activities to determine the associated topics.
3. The resulting rich data ensures that the personalization engine quickly picks up on a user's interests and preferences.
4. It can also detect spam or non-safe content and report it to us or just block automatically.

Carmmunity Machine Learning

User Dimension: @maxbailey

TEXT ANALYSIS: Topic Wheel Recommendations

IMAGE ANALYSIS: 2008-2015 Mitsubishi Lancer Evolution X (Black)

TEXT EXTRACTION: North Metro Imports

IMAGE ANALYSIS: Aftermarket wheels (Gold)

IMAGE ANALYSIS: Window Tint


Carmmunity
All Posts
Photos
Modifications
Events
Max Bailey
12 minutes ago
Max Bailey
25 minutes ago
Added "HKS Hi-Power Single Exit Catback Exhaust" to their 2014 Mitsubishi Lancer Evolution GSR
Max Bailey
30 minutes ago
Added "MAP UICP" to their 2014 Mitsubishi Lancer Evolution GSR
Max Bailey
1 day ago